Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

American Realty Capital Healthcare Trust II, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-197802) on Form S-3 of American Realty Capital Healthcare Trust II, Inc. of our report dated April 15, 2015, with respect to the consolidated balance sheets of American Realty Capital Healthcare Trust II, Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2014 and 2013 and the period from October 15, 2012 to December 31, 2012 and the related financial statement schedule III, which report appears in the December 31, 2014 annual report on Form 10K of American Realty Capital Healthcare II, Inc. and subsidiaries.

/s/ KPMG LLP
Chicago, Illinois
April 15, 2015